2025 REPORT

Alpha-Otto Technologies


ALPHA-OTTO
TECHNOLOGIES

Dear investors,

Dear investors and supporters of Alpha-Otto Technologies and our revolutionary two-stroke engine technology, your investment has enabled us to advance to the next phase of development and bring our innovative engine technology significantly closer to market. Your investment gave us the means to purchase critical development and testing hardware and software and to hire key engineering and business development expertise to accelerate our work. As a result, we are now on track to have a fully tested and refined pre-production demonstration prototype built and ready by the end of 2027, to show the world the full potential of our engine technology and a truly groundbreaking electric power generation technology.

We need your help!

The most significant way our investors can support us is by spreading the word about our technology to attract and expand media coverage and raise

awareness of the potential of our innovative engine technology. This also extends to assisting with attracting potential individual and institutional investors. Our biggest challenge to success and bringing our technology to the market is securing the financial resources needed to complete and accelerate development and testing.

Sincerely,

David Dusseau

CEO

John L. Krzeminski

President

How did we do this year?



REPORT CARD

B+

☺ The Good

Found and hired excellent engineering resources to drive the development of the control systems.

Our technology exceeded power and performance expectations in early testing.

☹ The Bad

Challenged to find skilled and competent marketing and business development resources.

Experienced long backorder delays with the purchase of key control hardware for development.

We lost time and experienced

Validated market potential and redefined market positioning to offer an incredible value proposition.

We lost time and experienced delays in both the engineering and business departments, getting new hires up to speed.

2025 At a Glance

January 1 to December 31



$646

Revenue



-$129,806

Net Loss



$78,091 +6%

Short Term Debt



$928,716

Raised in 2025



$524,401

Cash on Hand
As of 03/28/26

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$0 $646



-$39,360
-$129,806
2024
2025

Net Margin: -20,079% Gross Margin: 0% Return on Assets: -17% Earnings per Share: -$0.01

Revenue per Employee: $162 Cash to Assets: 86% Revenue to Receivables: ~ Debt Ratio: 10%

Alpha_Otto_03-_Independent_CPA_Review_Report_2023-24.pdf

Alpha_Otto_Technologies_-_Annual_Report_2025.pdf

We ❤ Our 299 Investors



Thank You For Believing In Us

Steven Kaplan
Matthew Baney
Rijkele Woudwijk Trust
Andre A'court
Robert Williams
Robert Linville
Matthew Eagan
Joseph Pustejovsky
Jon Schmidt
Kyle Maldonado
Eugene Crofut
David Kimberling
Bill Bruninga
Brian Dunlavy
Randy Roesener
Larry KRZEMINSKI
Shirley Or James Michae...
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Tom Clever
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Roderick Herron
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GABRIEL FUCHS
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jane doe
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J M
Rodrigo Gonzalez...
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Listening Stack
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Maximiliaan Vincenzo...
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Can't See Me
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Thank You!

From the Alpha-Otto Technologies Team



David Dusseau in

CEO

David is an entrepreneur who has founded multiple ventures and brings three decades of leadership and experience to navigating the technical and business challenges...



John Krzeminski in

CTO

John is the developer of Alpha-Otto's innovative engine tech and brings over 20 years of experience and expertise in powertrain engineering and leading the...

Details

The Board of Directors

Director	Occupation	Joined
John L. Krzeminski	President/CTO @ Alpha-Otto Technologies	2022
David D. Dusseau	Sec./Treasurer/CEO @ Alpha-Otto Technologies	2022

Officers

Officer	Title	Joined
John L. Krzeminski	Chief Technology Officer	2022
David D. Dusseau	Secretary Treasurer CEO	2022

Voting Power ❓

Holder	Securities Held	Voting Power
John L. Krzeminski	7,500,000 common stock	75.0%
David D. Dusseau	2,500,000 common stock	25.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2025	$12,500		Other
06/2025	$12,500		Other
08/2025	$903,716		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
John Krzeminksi ❓	06/04/2025	$12,500	$12,500 ❓	3.0%		
David Dusseau ❓	06/10/2025	$12,500	$12,500 ❓	3.0%		

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,000,000	10,000,000	Yes

Warrants: 0

Options: 0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Valuation. The company established the valuation for the offering. Unlike listed companies, which are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and may not be exact. You may risk overpaying for your investment. There have been no outside contributions or assessments of valuation at this time.

Competition and Competitors. Many potential competitors are better positioned than we are and have majority stakes in their local, regional, or global markets. We will compete with larger, established enginemanufacturers who currently have products on the market and/or various respective product development programs. They have much better financial means, marketing/sales, and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the engine technology developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition is significant and substantial. The Company's success depends on our ability to continuously raise funding, keep costs under control, and properly execute on the development of our proprietary engine architecture in such a way as to promote engagement with existing engine OEMs and key partners within the engine industry.

Projections and Estimations. Our financial and operational projections are hypothetical, based on management's estimates. These are not reviewed by independent accountants and rely on assumptions, some of which may not materialize due to unforeseen events. Actual results may vary significantly from these projections, which cannot be guaranteed. Projections include timelines, milestones, and cost models created from other companies' experiences in similar technology and market spaces. These estimations may change with ongoing development of our engine technology and partnerships with engine manufacturers.

Delays and Obstacles. We may experience significant delays in bringing our engine technology to market due to design issues, technical challenges, manufacturing complications, regulatory considerations, and any number of other factors in and outside of our control. Such delays could materially damage our brand, business objectives, financial goals, and technology's market viability.

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product. Alpha-Otto Technologies currently offers the REV Force Engine Architecture. This technology, still in development, is the focus of our equity crowdfunding campaign. Securing adequate funds is essential for advancing to the next development phase, demonstrating capabilities, and providing validation data to engine OEMs and key industry stakeholders.

Small Management Team. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we

require to successfully grow our business.

Patent Application. Although it is expected that WIPO and the US Patent and Trademark Office will issue Alpha-Otto Technologies additional patents for its REV Force Engine Architecture and related developments, it is possible that such patent issuance could be delayed, the coverage cut back, or denied.

Additional and Subsequent Financing. The success of this venture depends on our ability to secure additional capital for growth. However, macroeconomic trends, which are beyond our control, may impact the availability of investment capital and our ability to raise funds. Consequently, we cannot guarantee that we will achieve our projected goals. There is no assurance that future financing will be available, and if it is, we may not be able to obtain it on favorable terms. If the company cannot secure the necessary financing, it could significantly negatively affect our business, including the risk of having to scale back or halt operations. The terms of any additional financing may adversely affect your investment. In the future, the Company is likely to engage in financing through common equity, debt, or preferred stock. Such actions may reduce the value of your investment in the Company. Increased interest on debt securities could raise costs and negatively affect our operating results. Preferred stock may be issued in various series, with specific designations, rights, preferences, and limitations tailored to raise capital. The terms of preferred stock may be more advantageous to those investors than to holders of common stock or other securities. Additionally, if the Company needs to raise more equity capital through the sale of Common Stock, institutional or other investors may negotiate terms more favorable than those of your investment, possibly resulting in a lower purchase price per share. The Company may not receive future equity financing or may choose not to convert the Securities with such future financing. Moreover, the Company may never experience a liquidity event, such as a sale or an initial public offering (IPO). If neither the conversion of the Securities nor a liquidity event occurs, Purchasers could end up holding the Securities indefinitely. These Securities have several transfer restrictions and are likely to be highly illiquid, with no secondary market available for resale. The Securities are not equity interests, do not provide ownership rights, and do not grant rights to the Company's assets or profits. They also do not come with voting rights or any ability to influence the Company's decisions. We may be unable to obtain sufficient or follow-on financing necessary to sustain our operations in the future. Both equity and debt financing will be needed for the foreseeable future to maintain operations. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities

Regulatory Uncertainty. We are vulnerable to unforeseen and unfavorable regulations. Internal combustion engines are highly regulated under international, federal, state, local, and foreign laws. Any products we offer must comply with numerous governmental standards and regulations related to safety, cost, electrical compliance, noise control, and material recycling, among others. Adhering to these requirements may delay or impact any product launch or deployment, thereby negatively affecting our business and financial condition. Non-compliance or legal disputes could lead to fines, penalties, reputational damage, or even litigation, which would adversely affect the Company's financial condition and ability to operate effectively.

Technological Uncertainty Our technology is in the early stages of development, currently existing as a working prototype. While initial tests have shown promising results, the technology is not yet fully tested or finalized. There is a possibility we may not achieve our technical goals. The envisioned technology could face unforeseen performance, durability issues, or prove impractical as a new internal combustion engine technology or alternative to current designs. Key assumptions may turn out to be inaccurate, and if developed, the technology might yield expected interest from engine OEMs, the broader engine industry, and consumers.

Market Uncertainty. There is a risk of slow market adoption of the Company's technology. As the Company's technology is at an early stage, it is possible that the prospective customer base turns out tobe slower to adopt new technologies (such as the Company's) than is expected by the Company, potentially causing the Company to be unsuccessful operationally, either initially or altogether.

Key Person Life Insurance. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not yet purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

Uncertain Risk. An investment in Alpha-Otto Technologies Inc. (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company, as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Majority Ownership. Investors rely on management to make optimal decisions for the Company and exercise discretion. As minority shareholders, you must trust the Company's management to make sound business decisions that enhance your investment. Our Founders, John Krzeminski and David Dusseau, currently hold a majority of the outstanding shares. Consequently, their interests may diverge from those of minority shareholders, allowing them to direct management and influence corporate matters requiring shareholder approval. The Company's executive officers and directors will retain substantial control over the Company post-offering, restricting your ability to affect corporate decisions and potentially delaying or preventing changes in corporate control. Following the completion of this Offering, assuming we achieve the maximum Offering, the Company's executive officers will collectively hold the majority of the Company's outstanding common stock, inclusive of the conversion of Securities. Thus, these stockholders can impact management decisions and the outcome of shareholder votes, including director elections and significant transactions such as mergers, consolidations, or asset sales. The Company's executive officers may have acquired their common stock at significantly lower prices than the securities offered in this Offering, resulting in differing interests between them and Investors. The concentration of voting power among these stockholders could negatively affect the value of the Securities. Furthermore, this ownership concentration might adversely impact the Company by: (1) delaying, deferring, or preventing a change of control; (2) impeding mergers or other business combinations; or (3) deterring potential acquirers from making tender offers or attempting to gain control of the Company.

Directors, Officers, Key Personnel. The Company's success depends on the experience and skill of the board of directors, its executive officers, and key personnel. Failure to devote adequate time and effort to their responsibilities or the loss of any director, executive officer, or key personnel could harm the Company's business, financial condition, cash flow, and results of operations. The Company's business depends on its ability to attract, retain, and develop highly skilled and qualified employees. As the Company grows, it will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, the Company may face competition for qualified candidates, and it cannot guarantee that it will be successful in recruiting or retaining suitable employees. Additionally, if the Company makes hiring mistakes or fails to develop and train its employees adequately, it could have a negative impact on its

mistakes or fails to develop and train its employees adequately, it could have a negative impact on its business, financial condition, or operating results. The Company may also need to compete with other companies in its industry for highly skilled and qualified employees. If the Company is unable to attract and retain the right talent, it may impact its ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect the Company's ability to hire qualified candidates, and the Company cannot predict whether it will be able to find the right employees when it needs them. This could potentially adversely impact the value of your investment.

Discretionary Use of Proceeds. The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described in this Form C is an estimate based on the Company's current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and the Company will have broad discretion in doing so.

Market Strategy. We may need to change our business strategy to respond to adverse or competitive market conditions. In order to respond to market changes, the Company's management may from time to time make changes to the business or growth strategy of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

Development Phase. We are currently in the research and development phase and have not begun generating revenue. Unidentified technical hurdles may cause cost overruns, scheduling delays, and failure to meet performance goals. Failing to meet performance or technical goals can lead to substantial costs and affect the market viability of our engine technology. Although the Company will perform significant internal testing and qualifications, as well as external qualifications through approved third-party vendors, against industry standards and regulatory requirements, unanticipated conditions may negatively impact the expected performance, long-term use, and potential of our technology. Defects in design, operation, durability, performance, or other aspects of our technology may significantly impact development costs, the market viability of our technology, relationships with engine OEMs, which can materially affect our financial goals, brand, and business success.

Information rights are limited, with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because they do not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Vulnerability to Economic Conditions. Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Adverse publicity. The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company may undergo a future change that could affect your investment. The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Securities Restrictions. The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Company.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Intellectual Property. We rely on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our technologyand products, we rely on a combination of patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brand and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our technology or products, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. If we do not effectively protect our intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products, or obtain and use information or technology that we regard as proprietary.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a

transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to ❓ a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Alpha-Otto Technologies Inc.

Delaware Corporation
Organized April 2022
4 employees
8499 Preiss Ct.
Fenton MI 48430 https://alphaotto.com

Business Description

Refer to the Alpha-Otto Technologies profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Alpha-Otto Technologies is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

and will require you to log in to the Wefunder account used to make the investment.

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